SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13G


                                Hemobiotech, Inc.
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                                (Name of Issuer)


                     Common Stock, $.001 Par Value Per Share
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                         (Title of Class of Securities)


                                    42368P102
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                      (CUSIP Number of Class of Securities)


                                  May 31, 2005
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             (Date of Event which Requires Filing of this Statement)



        Check the appropriate box to designate the rule pursuant to which this
        Schedule is filed:

        [ ]  RULE 13d-1(b)

        [ ]  RULE 13d-1(c)

        [X] RULE 13d-1(d)


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CUSIP NO.  42368P102                                                Page 2 of 6
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1) Name And I.R.S. Identification No. Of Reporting Person

Ghassan Nino
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2) Check The Appropriate Box If A Member Of A Group             (a) [ ]
                                                                (b) [ ]
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3) SEC Use Only

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4) Citizenship Or Place Of Organization: United States of America

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NUMBER OF SHARES           5) Sole Voting Power:
                                       1,098,613 Shares
BENEFICIALLY OWNED         ----------------------------------------------------
BY EACH REPORTING          6) Shared Voting Power
                                       3,068,270
PERSON WITH                ----------------------------------------------------
                           7) Sole Dispositive Power:
                                       1,098,613 Shares
                           ----------------------------------------------------
                           8) Shared Dispositive Power
                                       3,068,270
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 9) Aggregate Amount Beneficially Owned By Each Reporting Person :
         4,166,883 Shares(1)

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10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares |_|
(See Instructions)

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11) Percent of Class Represented by Amount in Row (9):
    30.8% of Common Stock

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12) Type of Reporting Person (See Instructions) IN

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(1) Represents (a) 1,086,113 shares of common stock held directly by Mr. Nino;
(b) 2,851,047 shares of common stock held directly by Nino Partners, LLC, of which Mr. Nino is the Managing Member and has sole voting control; (c) 217,223 shares of common stock held directly by Biogress LLC, of which Mr. Nino is a founding member and has 50% voting control; and (d) 12,500 stock options held directly by Mr. Nino which are currently exercisable.


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CUSIP NO.  42368P102                                                Page 3 of 6
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1) Name and I.R.S. Identification No. of Reporting Person (entities only)

Nino Partners, LLC
80-0083956
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2) Check the Appropriate Box If a Member of a Group          (a) [ ]
                                                             (b) [ ]
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3) SEC USE ONLY

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4)  Citizenship or Place of Organization: Texas

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NUMBER OF SHARES           5) Sole Voting Power:
                                       0 Shares
BENEFICIALLY OWNED         ----------------------------------------------------
BY EACH REPORTING          6) Shared Voting Power
PERSON WITH                            2,851,047 Shares
                           ----------------------------------------------------
                           7) Sole Dispositive Power:
                                       0 Shares
                           ---------------------------------------------
                           8) Shared Dispositive Power
                                       2,851,047 Shares
-------------------------------------------------------------------------------
 9) Aggregate Amount Beneficially Owned by Each Reporting Person:
        2,851,047 Shares

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10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares |_|
(See Instructions)

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11) Percent of Class Represented by Amount in Row (9):
        21.1% of Common Stock

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12) Type of Reporting Person: OO

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ITEM 1(a).  Name of Issuer:
            Hemobiotech, Inc.

ITEM 1(b).  Address of Issuer's Principal Executive Offices:
            14221 Dallas Parkway, Suite 1500, Dallas, Texas 75254

            -------------------------------------------------------------------

ITEM 2(a).  Names of Persons Filing:

            Ghassan Nino ("Nino")

            -------------------------------------------------------------------
            Nino Partners, LLC ("Nino Partners")

            -------------------------------------------------------------------

ITEM 2(b).  Address of Principal Business Office Or, If None, Residence:
            c/o Hemobiotech, Inc., 14221 Dallas Parkway, Suite 1500, Dallas, Texas 75254

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ITEM 2(c).  Citizenship:

            Nino is a citizen of the United States of America
            -------------------------------------------------------------------
            Nino Partners is a Texas limited liability company
            -------------------------------------------------------------------

ITEM 2(d).  Title of Class of Securities:
            Common Stock, $.001 Par Value Per Share
            -------------------------------------------------------------------

ITEM 2(e).  CUSIP Number:  42368P102

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is:

         None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

ITEM 4. Ownership:

(a) Amount beneficially owned by all reporting persons: 4,166,883 Shares

(b) Percent of class: 30.8% of Common Stock

(c) Number of shares as to which the reporting persons have:

         (i)    sole power to vote or to direct the vote:
                     1,098,613 Shares

         (ii)   shared power to vote or to direct the vote
                     3,068,270

         (iii)  sole power to dispose or to direct the disposition:
                     1,098,613 Shares

         (iv)   shared power to dispose or to direct the disposition
                     3,068,270

ITEM 5.  Ownership of five percent or less of a class.
         Not applicable.

ITEM 6. Ownership of more than five percent on behalf of another person. Not applicable.

ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

         Not applicable.

ITEM 8.  Identification and classification of members of the group.
         None of the reporting persons who have filed this schedule is a person, as defined in Rule 13d-1(b)(1)(ii), promulgated pursuant to the Securities Exchange Act of 1934.

ITEM 9.  Notice of dissolution of group.
         Not applicable.

ITEM 10. Certifications.

Not applicable.

Dated:  February 14, 2006              NINO PARTNERS, LLC



                                       By:  /s/ GHASSAN NINO
                                            -----------------------------------
                                            Ghassan Nino, Managing Member

                                       /s/ GHASSAN NINO
                                       ----------------------------------------
                                       Ghassan Nino


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                                                                       Exhibit 1


                            AGREEMENT OF JOINT FILING

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, par value $0.001 per share, of Hemobiotech, Inc., a Delaware corporation.

Dated:  February 14, 2006                NINO PARTNERS, LLC



                                         By: /s/ GHASSAN NINO
                                             ----------------------------------
                                             Ghassan Nino, Managing Member

                                         /s/ GHASSAN NINO
                                         --------------------------------------
                                         Ghassan Nino